John M. Slack
                             Chief Financial Officer

FOR IMMEDIATE RELEASE

                             TEAM REPORTS CHANGE IN
                                PRESIDENT AND CEO

     HOUSTON, TEXAS, August 25, 1995 ............................... TEAM, INC.
(AMEX: TMI) today announced that the Board of Directors elected Mr. William A. Ryan as the Company's interim Chairman, President and Chief Executive Officer effective August 25, 1995 to replace H. Wesley Hall. Mr. Ryan has been a Director of the Company since 1987. Mr. Ryan has, since 1974, been President and a Director of Continental Materials Corporation, a publicly held company based in Chicago, Illinois. Continental Materials Corporation is engaged in the business of manufacturing heating and cooling equipment and producing minerals and mineral products.

     Under the terms of a consulting agreement entered into previously, Mr. Hall has agreed to provide consulting services to Team for a period of ten years and to refrain from competing with the Company, in consideration for payments under such agreement.

     Team, Inc. is a professional, full-service provider of environmental consulting, engineering, monitoring and repair services to industrial firms and governmental entities throughout the United States. Headquartered in Houston, Texas, the Company currently operates 43 locations in 24 states and one international location in England. The Company also serves the international market through licensee arrangements in 15 countries. Team, Inc. common stock is traded on the American Stock Exchange under the ticker symbol "TMI".